UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Calamos Aksia Hedged Strategies Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2020 Calamos Court

Naperville, Illinois 60563

Telephone Number (including area code):

(630) 245-7200

Name and address of agent for service of process:

Erik Ojala Calamos Advisors LLC 2020 Calamos Court Naperville, Illinois 60563	with a copy to:	Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103-6996 215-988-2700

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☑ Yes    ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Naperville, in the State of Illinois, as of the 2nd day of April, 2025.

Calamos Aksia Hedged Strategies Fund

By:	/s/ Erik Ojala
Name:	Erik Ojala
Title:	Trustee

Attest:	/s/ Nadia Persaud
Name:	Nadia Persaud